For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 4

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Rubens A. Barbosa

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

Reference is made to the registration statement filed by the Federative Republic of Brazil (the “Republic”) with the Securities and Exchange Commission (the “Commission”) on July 1, 2003 (Registration Statement No. 333-106275) (the “Registration Statement”).

The sole purpose of this Amendment is to file with the Commission (i) the agreements included as Exhibits N and O hereof in accordance with the Republic’s undertaking in the Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement and (ii) the letter of transmittal related to the prospectus supplement dated July 25, 2003 to the prospectus dated July 1, 2003, which forms part of the Registration Statement, included as Exhibit P hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 29th day of July, 2003.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sônia de Almendra Freitas Portella Nunes
Sônia de Almendra Freitas Portella Nunes Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None
B:	None
*C:	Copy of the 2001 Annual Budget of the Republic
*D:	Current Description of the Republic
*E:	Description of Amendments to Be Made to Fiscal Agency Agreement dated as of November 1, 1996 between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent
*F:	Form of Amendment No. 1 dated as of April 28, 2003 to the Fiscal Agency Agreement dated as of November 1, 1996 between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent
*G:	Recent Developments in the Republic as of April 28, 2003
*H:	Consent of Antonio Palocci Filho, Minister of Finance
*I:	Opinion dated April 30, 2003 of Arnold & Porter relating to $1,000,000,000 aggregate principal amount of 10% Global Bonds due 2007
*J:	Opinion dated April 30, 2003 of a duly authorized Attorney of the National Treasury of the Republic relating to $1,000,000,000 aggregate principal amount of 10% Global Bonds due 2007
*K:	Recent Developments in the Republic as of June 10, 2003
*L:	Opinion dated June 12, 2003 of Arnold & Porter relating to $1,250,000,000 aggregate principal amount of 10.25% Global Bonds due 2013
*M:	Opinion dated June 12, 2003 of a duly authorized Deputy Attorney General of the National Treasury of the Republic relating to $1,250,000,000 aggregate principal amount of 10.25% Global Bonds due 2013
N:	Dealer Managers Agreement dated July 25, 2003 among the Republic, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated
O:	Settlement Agent and Luxembourg Exchange Agent Agreement dated July 25, 2003 among the Republic, Deutsche Bank AG London and Deutsche Bank Luxembourg S.A.
P:	Letter of Transmittal related to the Prospectus Supplement dated July 25, 2003 to the Prospectus dated July 1, 2003

*	Previously filed.